EXHIBIT 99.B

FAX (713) 651-0849

1100 LOUISIANA SUITE 3800	HOUSTON, TEXAS 77002-5218	TELEPHONE (713) 651-9191

February 8, 2007
El Paso Production Company
El Paso Tower
1001 Louisiana
Houston, Texas 77002
Dear Sir or Madam:
     At your request, we have reviewed the estimates prepared by the engineering staff of El Paso Production (El Paso) of net proved hydrocarbon reserves attributable to the equity interest of El Paso in Four Star Oil & Gas, as of December 31, 2006. In our opinion on an aggregate basis, the proved reserves information associated with the properties comply with the definitions and disclosure guidelines of the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 Sec.(a) as clarified by the Commission’s Staff Accounting Bulletin No. 40 and the Statement of Financial Accounting Standards No. 69.
Estimated Net Reserves Cash Flow
     The net proved reserves attributable to the properties we reviewed account for 80 percent of the Four Star Oil & Gas total net proved hydrocarbon reserves, on a gas equivalent basis, as prepared by El Paso as of December 31, 2006. El Paso owns a 43.1 percent equity interest in Four Star Oil & Gas. El Paso’s estimate of net reserves attributable to El Paso’s equity interest in the properties that we reviewed and the reserves of properties that we did not review are summarized as follows:
SEC CASE
Estimated Net Remaining Reserves
Attributable to the Equity Interest of
El Paso Production in Four Star Oil & Gas
As of December 31, 2006

	Oil, Condensate		Gas
	and NGLs	Gas	Equivalents
	(MBbls)	(MMCF)	(MMCFE)
Proved Developed
Producing
Audited	6,885	106,142	147,452
Unaudited	1,057	30,347	36,689

Total PDP	7,942	136,489	184,141

Non-Producing
Audited	0	0	0
Unaudited	26	2,733	2,889

Total PDNP	26	2,733	2,889

Proved Undeveloped
Audited	1,111	22,526	29,192
Unaudited	77	5,298	5,760

Total PUD	1,188	27,824	34,952

TOTAL PROVED
Audited	7,996	128,668	176,644
Unaudited	1,160	38,378	45,338

Total	9,156	167,046	221,982

1	bbl liquid = 6 MCF gas equivalents

1200, 530 8TH AVENUE, S.W. 621 17TH STREET, SUITE 1550	CALGARY, ALBERTA T2P 3S8 DENVER, COLORADO 80293-1501	TEL (403) 262-2799 TEL (303) 623-9147	FAX (403) 262-2790 FAX (303) 623-4258

El Paso Production Company
February 8, 2007

     Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels (MBBL). Gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.
     The estimated quantities of reserves in this report are related to hydrocarbon prices. El Paso has assured us that December 31, 2006 hydrocarbon prices were used in the preparation of their projections as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 2006 prices. Therefore, quantities of reserves actually recovered may differ significantly from the estimated quantities presented in this report.
Review Procedure and Opinion
     In our opinion, El Paso’s estimates of future reserves for the wells and locations reviewed by Ryder Scott were prepared in accordance with generally accepted procedures for the estimation of future reserves. In aggregate, Ryder Scott’s estimates were in reasonable agreement on a net equivalent barrel basis (at 6 MCF per barrel) with the estimates prepared by El Paso’s staff.
     Certain technical personnel of El Paso are responsible for the preparation of reserve estimates on these new properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. Ryder Scott consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.
     In performing our review, we relied upon data furnished by El Paso with respect to property interests owned, production and well tests from examined wells, plant product yields, shrinkage factors, geological maps, well logs, core analyses, pressure measurements and operating expenses. El Paso has assured us that, to the best of their knowledge they have supplied us with all material data for the properties. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.
Reserve Estimates
     In general, the reserves for the wells and locations reviewed by Ryder Scott were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such methods were more appropriate.
     The estimates of reserves by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there was inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.
     The reserves presented herein are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.
     The definitions of proved reserves are included as an attachment to this report.
General
     In general, the estimates of reserves for the wells and locations reviewed by Ryder Scott are based on data available through August 2006.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

El Paso Production Company
February 8, 2007

     Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed by Ryder Scott.
     Neither we nor any of our employees have any interest in the subject properties or own any El Paso stock and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.
     This report was prepared for the exclusive use of El Paso Production Company and may not be put to other use without our prior written consent for such use. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours, RYDER SCOTT COMPANY, L.P.

Jeffrey D. Wilson, P.E. Vice President
JDW/pl Reviewed by:

Joseph E. Magoto, P.E. Managing Senior Vice President
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS
SECURITIES AND EXCHANGE COMMISSION
INTRODUCTION
     Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. All reserve estimates involve some degree of uncertainty. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. It should be noted that Securities and Exchange Commission Regulation S-K prohibits the disclosure of estimated quantities of probable or possible reserves of oil and gas and any estimated value thereof in any documents publicly filed with the Commission.
     Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change. Reserves do not include quantities of petroleum being held in inventory, and may be reduced for usage or processing losses if required for financial reporting.
     Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.
PROVED RESERVES (SEC DEFINITIONS)
     Securities and Exchange Commission Regulation S-X Rule 4-10 paragraph (a) defines proved reserves as follows:
Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
(i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:
(A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
(ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii) Estimates of proved reserves do not include the following:
(A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;

(B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

(C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

(D crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.
Proved developed oil and gas reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.
Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.
     Certain Staff Accounting Bulletins published subsequent to the promulgation of Regulation S-X have dealt with matters relating to the application of financial accounting and disclosure rules for oil and gas producing activities. In particular, the following interpretations extracted from Staff Accounting Bulletins set forth the Commission staff’s view on specific questions pertaining to proved oil and gas reserves.
     Economic producibility of estimated proved reserves can be supported to the satisfaction of the Office of Engineering if geological and engineering data demonstrate with reasonable
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

certainty that those reserves can be recovered in future years under existing economic and operating conditions. The relative importance of the many pieces of geological and engineering data which should be evaluated when classifying reserves cannot be identified in advance. In certain instances, proved reserves may be assigned to reservoirs on the basis of a combination of electrical and other type logs and core analyses which indicate the reservoirs are analogous to similar reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. (extracted from SAB-35)
     In determining whether “proved undeveloped reserves” encompass acreage on which fluid injection (or other improved recovery technique) is contemplated, is it appropriate to distinguish between (i) fluid injection used for pressure maintenance during the early life of a field and (ii) fluid injection used to effect secondary recovery when a field is in the late stages of depletion? ... The Office of Engineering believes that the distinction identified in the above question may be appropriate in a few limited circumstances, such as in the case of certain fields in the North Sea. The staff will review estimates of proved reserves attributable to fluid injection in the light of the strength of the evidence presented by the registrant in support of a contention that enhanced recovery will be achieved. (extracted from SAB-35)
     Companies should report reserves of natural gas liquids which are net to their leasehold interest, i.e., that portion recovered in a processing plant and allocated to the leasehold interest. It may be appropriate in the case of natural gas liquids not clearly attributable to leasehold interests ownership to follow instruction (b) of Item 2(b)(3) of Regulation S-K and report such reserves separately and describe the nature of the ownership. (extracted from SAB-35)
     The staff believes that since coalbed methane gas can be recovered from coal in its natural and original location, it should be included in proved reserves, provided that it complies in all other respects with the definition of proved oil and gas reserves as specified in Rule 4-10(a)(2) including the requirement that methane production be economical at current prices, costs, (net of the tax credit) and existing operating conditions. (extracted from SAB-85)
     Statements in Staff Accounting Bulletins are not rules or interpretations of the Commission nor are they published as bearing the Commission’s official approval; they represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.
SUB-CATEGORIZATION OF DEVELOPED RESERVES (SPE/WPC DEFINITIONS)
     In accordance with guidelines adopted by the Society of Petroleum Engineers (SPE) and the World Petroleum Congress (WPC), developed reserves may be sub-categorized as producing or non-producing.
Producing. Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Non-Producing. Reserves sub-categorized as non-producing include shut-in and behind pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in awaiting pipeline connections or as a result of a market interruption, or (3) wells not capable of production for mechanical reasons. Behind pipe reserves are expected to be
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.
RYDER SCOTT COMPANY PETROLEUM CONSULTANTS